UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

____________________

DYNACQ HEALTHCARE, INC.
(Name of Subject Company (Issuer))

____________________

ERIC K. CHAN
CEMEKC, INC.
ELLA Y. T. C. CHAN
CHIU M. CHAN FAMILY TRUST
(Name of Filing Persons (Offeror))

____________________

Common Stock, par value $0.001 per share
(Title of Class of Securities)

26779V105
(CUSIP Number of Class of Securities)

Eric K. Chan
Chief Executive Officer
Dynacq Healthcare, Inc.
4301 Vista Road
Pasadena, Texas 77504
Telephone: (713) 378-2000
(Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of filing persons)

With a copy to:
Kai Haakon E. Liekefett
Vinson & Elkins LLP
1001 Fannin Street, Suite 2500
Houston, Texas 77002
Phone: (713) 758-2222

____________________

Calculation of Filing Fee:

Transaction Valuation(1)	Amount of Filing Fee(2)
$500,349.30	$50.39
(1)	Estimated for purposes of calculating the amount of the filing fee only. The calculation assumes the purchase of all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Dynacq Healthcare, Inc., a Nevada corporation, other than Shares owned by Dr. Eric K. Chan, Ella Y. T. C. Chan, the Chiu M. Chan Family Trust (Dr. Chan, Ms. Chan and the Chiu M. Chan Family Trust, together, the “Chan Family”) and CEMEKC, Inc. (“CEMEKC”), at a purchase price of $0.10 per Share, net to the seller in cash. As of November 23, 2015, there were 13,601,624 Shares outstanding, of which 8,598,131 Shares are collectively owned by the Chan Family and CEMEKC. As a result, this calculation assumes the purchase of 5,003,493 Shares.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act of 1934, as amended, by multiplying the transaction value by 0.0001007.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $50.39

Form or Registration No.: Schedule TO-T

Filing Party: Eric K. Chan; CEMEKC, Inc.; Ella Y. T. C. Chan; Chiu M. Chan Family Trust

Date Filed: December 18, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

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____________________

This Amendment No. 1 amends and supplements the Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO on December 18, 2015 (as amended and supplemented, the “Schedule TO”) by Dr. Eric K. Chan, Ella Y. T. C. Chan, the Chiu M. Chan Family Trust (Dr. Chan, Ms. Chan and the Chiu M. Chan Family Trust, together, the “Chan Family”) and CEMEKC, Inc., a Texas corporation wholly owned by Dr. Chan (“Purchaser”), to purchase all the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Dynacq Healthcare, Inc., a Nevada corporation (“Dynacq”), at a purchase price of $0.10 per Share, net to the seller in cash, without interest and less any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 18, 2015 (as may be amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal”) (which, as amended or supplemented from time to time, together constitute the “Offer”).

The items of this Schedule TO set forth below are hereby further amended and supplemented as set forth below:

Items 1 through 9, 11 and 13.

(1) The section captioned “Special Factors — 3. The Position of the Chan Family Regarding the Fairness of the Offer and the Merger” on pages 7, 8 and 9 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“The rules of the SEC require the Chan Family and Purchaser (collectively referred to as the “Chan Family” in this section unless the context otherwise requires) to express their belief as to the fairness of the Offer and the Merger to unaffiliated security holders. The Chan Family has concluded that the Offer and the Merger are both financially and procedurally fair to unaffiliated security holders (whether those security holders tender their Shares in the Offer or decline to tender and elect instead to remain as unaffiliated security holders). The Chan Family based this conclusion on the following factors:

The Chan Family believes that the Offer and the Merger are financially fair to unaffiliated security holders who participate in the Offer or determine to remain as unaffiliated security holders because:

•	The consideration to be paid in the Offer and the Merger is all cash, which provides certainty of value to unaffiliated security holders and provides them with the ability to invest the Offer proceeds as they choose.

•	The Chan Family determined the Offer Price. The Chan Family believes that the Offer Price it determined represents sufficient value to unaffiliated security holders. The Offer Price represents a premium of approximately 233% over the offer price of $0.03 per share in a third-party tender offer conducted by Furlong Fund, LLC and Furlong Financial, LLC (collectively “Furlong”), dated February 19, 2014. Furlong’s tender offer ultimately resulted in the tender by unaffiliated security holders and acceptance by Furlong of a total of 80,184 Shares at $0.03 per Share.

•	The belief that Dynacq’s common stock was not likely to trade at or above the Offer Price in the near future. The Chan Family based this belief on a number of factors, including the Chan Family’s knowledge and understanding of Dynacq and its industry as well as the financial performance of Dynacq in recent years. The industry in which Dynacq operates has become increasingly competitive over the years, and this industry competitiveness has been reflected in the fact that for the fiscal years ended August 31, 2015 and 2014, Dynacq generated a net loss of approximately $3.8 million in each year. In recent years, Dynacq’s net patient revenues have declined, relative to historical levels, due to declines in patient referrals. While Dynacq continues to seek out additional sources of patient referrals, it has not been able to realize the substantial increase in patient referrals required in order to generate the revenues needed to offset operating losses. Furthermore, according to its public filings, Dynacq has not been able to identify and execute any business plan that might result in an operating profit. As a result, there can be no assurance that Dynacq’s financial performance will rebound.

•	The fact that Nasdaq delisted the Shares effective October 22, 2012. Prior to that, trading in the Shares was halted by Nasdaq since August 9, 2012. The Shares are currently eligible to trade in the “Grey Market.” The Offer and the Merger will provide additional liquidity for unaffiliated security holders because they provide an alternative means whereby Shares may be sold that did not exist prior to the commencement of the Offer.

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•	All unaffiliated security holders, including those who elect not to tender their Shares in the Offer but whose Shares instead are acquired in the Merger, have an opportunity to be paid the same price (the Offer Price) for their Shares.

The Chan Family believes that the Offer and the Merger are procedurally fair to unaffiliated security holders who participate in the Offer or determine to remain as unaffiliated security holders because:

•	The Offer is subject to the Majority-of-the-Minority Condition and the 90% Condition, each of which are waivable by Purchaser in its sole discretion, which ensure that a majority of the outstanding shares not owned by the Chan Family would be validly tendered prior to the consummation of the Offer. The Chan Family believes that unaffiliated security holders are capable of evaluating the fairness of the Offer and the Merger.

•	Each unaffiliated security holder will be able to decide voluntarily whether or not to tender Shares in the Offer and, if the Offer and the Merger are completed and any such security holder has elected not to tender, the security holder will be entitled to receive the same type and amount of consideration in the Merger that the security holder would have received in the Offer.

•	Unaffiliated security holders will have sufficient time to make a decision whether or not to tender because the Offer will remain open for 20 business days (unless extended by Purchaser). If Purchaser amends the Offer to include any material additional information, Purchaser will, if necessary to allow adequate dissemination and investor response, extend the Offer for a sufficient period to allow security holders to consider the amended information.

The Chan Family also considered the following factors, each of which they considered negative in its considerations concerning the fairness of the terms of the Offer and the Merger:

•	With respect to the Offer Price, the Chan Family’s financial interest in acquiring the Shares for a low price is adverse to the financial interest of unaffiliated security holders in selling their Shares for a high price.

•	The Majority-of-the-Minority Condition is waivable by Purchaser in its sole discretion, which, should the waiver be exercised, could result in unaffiliated security holders not receiving this procedural protection.

•	The Shares have historically traded at significantly higher levels than the Offer Price. When the Shares were still traded on Nasdaq, they reached an all-time high closing price of $31.94 per share in 2001 and an all-time low closing price of $0.25 per share in 1997. This trading price history suggests that many unaffiliated security holders may have acquired their Shares at prices significantly higher than the current trading levels. Dynacq has had forward splits of the Shares in January 2000 and March 2001, with both forward splits at a ratio of 2:1, and it had a reverse split of the Shares in February 2008 at a ratio of 1:4.

•	Any security holder who tenders all of its Shares in the Offer or has its Shares converted into cash in the Merger will cease to participate in future earnings or growth, if any, of Dynacq and will not benefit from increases, if any, in Dynacq’s value.

•	As described in The Offer—Section 5. Material U.S. Federal Income Tax Consequences, the sale of Shares in the Offer will be a taxable transaction to selling security holders.

The Chan Family did not find it practicable to assign, nor did they assign, specific relative weights to the individual factors considered in reaching its conclusion as to fairness. The Chan Family’s consideration of the factors described above reflects its assessment of the fairness of the Offer to unaffiliated security holders in relation to the going-concern value of Dynacq on a stand-alone basis. In reaching its conclusion as to fairness, the Chan Family did not consider net book value, which is an accounting concept, as a factor because it believes that net book value is not a material indicator of the value of Dynacq as a going concern but rather is indicative of historical costs. In reaching the conclusion as to fairness, the Chan Family did not consider the liquidation value of Dynacq because Dynacq is a viable going concern and the Chan Family has no plans to liquidate Dynacq. Therefore, the Chan Family believes that the liquidation value of Dynacq is irrelevant to a determination as to whether the Offer is fair to unaffiliated security holders. Due to the illiquid nature of the Grey Market and the volatility in price of the thinly-traded Shares, the Chan Family did not consider the historical trading prices of the Shares to be adequate in determining the fairness of the Offer Price.

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The Chan Family is not aware of any bona fide firm offers made by third parties to acquire Dynacq during the past two years and did not solicit any such offers during that period. In any event, the Chan Family has no intention of selling the Shares beneficially owned by it, and therefore did not consider the possibility that any such offers might be made in reaching its conclusion as to fairness. No transaction alternatives were considered by the Chan Family in the decision to effect the Offer. Neither Dynacq nor its affiliates have received any report, opinion or appraisal from an outside party that is materially related to the Offer.

Since October 30, 2012, Dynacq’s Chief Executive Officer, Dr. Eric K. Chan, has been the sole member of Dynacq’s Board. Dr. Chan is not independent based on the independence standards of NASDAQ. As a result, Dynacq no longer has any independent directors to evaluate its decisions, nor does it have any committees of the Board comprised of independent directors, including audit, nominating and compensation committees. Consequently, this Offer has not been approved by a majority of independent directors of Dynacq, and, in addition, there has not been a majority of independent directors of Dynacq retaining an unaffiliated representative to act solely on behalf of unaffiliated security holders for the purposes of negotiating the terms of this Offer and/or preparing a report concerning the fairness of this Offer.

The foregoing discussion of the information and factors considered and weight given by the Chan Family is not intended to be exhaustive, but includes the material factors considered by the Chan Family. The Chan Family’s views as to the financial and procedural fairness of the Offer and the Merger should not be construed as a recommendation to any security holder as to whether the security holder should tender the security holder’s Shares in the Offer or seek to remain as an unaffiliated security holder.”

(2) The fourth paragraph of the section captioned “Special Factors — 7. Effects of the Offer and the Merger” on page 11 of the Offer to Purchase is hereby amended to include the following as its final two sentences:

“Annual cost savings associated with bypassing public reporting and securities law compliance will be approximately $200,000. Any affiliated and other continuing stockholders of Dynacq will become the direct or indirect beneficiaries of such savings on a recurring basis.”

(3) The section captioned “Special Factors — 7. Effects of the Offer and the Merger” on page 11 of the Offer to Purchase is hereby amended to include the following paragraph and table between its fourth and fifth paragraphs:

“The following table sets forth, in both dollar amount and percentage terms, the interests held by the Chan Family both before and after the Offer and Merger on both a net book value and net earnings basis. The post-Offer numbers are based on the assumption that 100% of the Shares outstanding have been tendered to and accepted for payment by the Chan Family.”

Dynacq Healthcare

BEFORE THE TRANSACTION

	Interests Held by the Chan Family

Shareholding:
Total shares outstanding	13,601,624
Affiliates:
Ella Y. T. C. Chan	4,199,160	30.87%
Chiu M. Chan Family Trust	4,199,160	30.87%
Eric K. Chan	199,811	1.47%
Total	8,598,131	63.21%

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	Interests Held by the Chan Family

Net book value as of 8/31/2015	$18,758,852
Amount apportioned to above affiliates:
Ella Y. T. C. Chan	$5,791,325	30.87%
Chiu M. Chan Family Trust	$5,791,325	30.87%
Eric K. Chan	$275,572	1.47%
Total	$11,858,221	63.21%

Net earnings (loss) for the year ended 8/31/2015	$(3,838,375)
Amount apportioned to above affiliates:
Ella Y. T. C. Chan	$(1,185,002)	30.87%
Chiu M. Chan Family Trust	$(1,185,002)	30.87%
Eric K. Chan	$(56,387)	1.47%
Total	$(2,426,390)	63.21%

AFTER THE TRANSACTION, ASSUMING ALL SHARES ARE TENDERED,
AND BEFORE THE MERGER

	Interests Held by the Chan Family

Shareholding:
Total shares outstanding	13,601,624
Affiliates:
Ella Y. T. C. Chan	4,199,160	30.87%
Chiu M. Chan Family Trust	4,199,160	30.87%
Eric K. Chan	199,811	1.47%
Cemekc, Inc.	5,003,493	36.79%
Total	13,601,624	100.00%

Net book value as of 8/31/2015	$18,758,852
Amount apportioned to above affiliates:
Ella Y. T. C. Chan	$5,791,325	30.87%
Chiu M. Chan Family Trust	$5,791,325	30.87%
Eric K. Chan	$275,572	1.47%
Cemekc, Inc.	$6,900,631	36.79%
Total	$18,758,852	100.00%

Net earnings (loss) for the year ended 8/31/2015	$(3,838,375)
Amount apportioned to above affiliates:
Ella Y. T. C. Chan	$(1,185,002)	30.87%
Chiu M. Chan Family Trust	$(1,185,002)	30.87%
Eric K. Chan	$(56,387)	1.47%
Cemekc, Inc.	$(1,411,985)	36.79%
Total	$(3,838,375)	100.00%

(4) The last paragraph, titled “Determination of Validity”, of the section captioned “The Offer — 3. Procedure for Accepting the Offer and Tendering Shares” on page 15 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by Purchaser in its sole discretion, which determination will be subject to any challenges stockholders may bring in a court of competent jurisdiction pursuant to applicable law. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of Purchaser’s counsel, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities relating to that tender have been cured or waived. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and instructions thereto) will be subject to any challenges stockholders may bring in a court of competent jurisdiction pursuant to applicable law.”

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(5) The fifth sentence in the second paragraph of the section captioned “The Offer — 4. Withdrawal Rights” on page 16 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, which determination shall be subject to any challenges stockholders may bring in a court of competent jurisdiction pursuant to applicable law.”

(6) The third paragraph of the section captioned “The Offer — 7. Certain Information Concerning Dynacq” on page 18 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

”The following table sets forth summary historical consolidated financial data and comparative per share data for Dynacq as of and for each of the fiscal years ended August 31, 2014 and 2015. This data set forth below are extracted from, and should be read in conjunction with, the audited consolidated financial statements and other financial information contained in the financial statements included in Dynacq’s Annual Reports on Form 10-K for the fiscal years ended August 31, 2015 and August 31, 2014, and the notes thereto, both of which are incorporated by reference into this Offer to Purchase. More comprehensive financial information is included in those reports and other documents filed by Dynacq with the SEC, and the following summary is qualified in its entirety by reference to those reports and such other documents and all of the financial information and notes contained therein. Copies of those reports and other documents filed by FortuNet may be examined at or obtained from the SEC in the manner set forth below under Available Information.”

(7) The section captioned “The Offer — 7. Certain Information Concerning Dynacq” on page 18 of the Offer to Purchase is hereby amended to include the following table between the third and fourth paragraphs:

Summary Financial Information

(dollars in thousands, except per share data and ratios)

	As of August 31,
	2014	2015

Assets
Current Assets	$19,870	$17,892
Non-current assets	27,890	18,188

Liabilities and equity
Current Liabilities	19,562	17,247
Non-current liabilities	41	11
Stockholders’ Equity	28,157	18,823
Dividends declared per common share	0	0

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	As of August 31,
	2014	2015

Statement of Comprehensive Income
Total revenues	10,218	6,998
Total operating costs and expenses	15,408	13,512
Operating Income (Loss)	(5,190)	(6,514)
Net Income (Loss)
Income per common share from continuing operations:
- Basic	(0.26)	(0.28)
- Diluted	(0.26)	(0.28)
Net income/(Loss) per common share:
- Basic	(0.26)	(0.28)
- Diluted	(0.26)	(0.28)

Ratio of Earnings (Loss) to Fixed Charges	(7.40)	(8.07)

Book Value Per Share (as of August 31, 2015)	2.02	1.38

(8) The first sentence in the fourth paragraph of section captioned “The Offer — 7. Certain Information Concerning Dynacq” on page 18 of the Offer to Purchase is hereby deleted in its entirety.

(9) The paragraph in the section captioned “The Offer — 10. Source and Amount of Funds” on page 20 of the Offer to Purchase is hereby amended to include the following sentence as its final sentence:

“There are no material conditions and no alternative financing arrangements to the financing of the Offer.”

(10) The second sentence in the second paragraph of the section captioned “The Offer — 11. Conditions of the Offer” on page 23 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“The determination as to whether any condition has been satisfied shall be in the reasonable judgment of Purchaser, subject to any challenges stockholders may bring in a court of competent jurisdiction pursuant to applicable law.”

(11) The first sentence in the first paragraph of the section captioned “The Offer — 16. Miscellaneous” on page 25 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“The Offer is being made to all holders of Shares.”

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CEMEKC, Inc.

		By:	/s/ Eric K. Chan
		Name:	Eric K. Chan
		Title:	President

Date:	January 4, 2016

Eric K. Chan, an individual

		By:	/s/ Eric K. Chan
		Name:	Eric K. Chan

Date:	January 4, 2016

Ella Y. T. C. Chan, an individual

		By:	/s/ Ella Y. T. C. Chan
		Name:	Ella Y. T. C. Chan

Date:	January 4, 2016

Chiu M. Chan Family Trust

		By:	/s/ Ella Y. T. C. Chan
		Name:	Ella Y. T. C. Chan
		Title:	Sole Trustee

Date:	January 4, 2016

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